                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___ )*


                                   Verio Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   923433 10 6
             -------------------------------------------------------
                                 (CUSIP Number)

                            Richard J. Parrino, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 15, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------

CUSIP No.       923433 10 6
          -----------------
-------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     NTT Rocky, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         4,493,877 shares
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            0
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,493,877 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,493,877 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

-------------------------------------

CUSIP No.     923433 10 6
          -----------------
-------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nippon Telegraph and Telephone Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0
                   -------------------------------------------------------------
     NUMBER OF     8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         4,493,877 shares
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            0
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        4,493,877 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,493,877 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer

            The title of the class of equity securities to which this
Schedule 13D relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of Verio Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8005 South Chester Street, Suite 200, Englewood, Colorado 80112.

Item 2.     Identity and Background

(a) - (c) and (f)

            Nippon Telegraph and Telephone Corporation ("NTT"), a corporation organized under the laws of Japan, has its principal executive office at 19-2 Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo 163-8019, Japan. NTT's principal business is providing local, long-distance and other telecommunications services. NTT Rocky, Inc. ("NTTR"), a Delaware corporation and an indirect wholly owned subsidiary of NTT, has its principal executive office at 101 Park Avenue, 41st Floor, New York, NY 10178. NTTR is involved in investing in telecommunications enterprises. NTT and NTTR are referred to herein as the Reporting Persons.

            NTTR is a direct wholly owned subsidiary of NTT America, Inc. ("NTTA"), a New York corporation which has its principal executive office at 101 Park Avenue, 41st Floor, New York, NY 10178. NTTA is a direct wholly owned subsidiary of NTT. The principal business of NTTA is acting as a holding company for telecommunications businesses in the United States.

            The name, principal occupation, business address and citizenship of each of the directors and executive officers of the Reporting Persons and of NTTA are set forth on Schedule A hereto.

(d) and (e)

            Neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

            NTTR purchased 4,493,877 shares of Common Stock (the "Shares") on May 15, 1998 (the "Closing Date") pursuant to a Stock Purchase and Master Strategic Relationship Agreement dated as of April 7, 1998 (the "Stock Purchase Agreement") between the Company and NTT (the "Stock Purchase"). Effective as of April 28, 1998, NTT assigned to NTTR substantially all of NTT's rights and obligations under the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, NTT has guaranteed the performance of NTTR under the Stock Purchase Agreement.

            The aggregate purchase price paid by NTTR for the Shares was $99,999,997.94. All of the funds used to pay such purchase price were provided from NTTA's working capital.

            The Stock Purchase Agreement is filed herewith as Exhibit 1 and is incorporated herein by reference.

Item 4.     Purpose of Transaction

            Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference, for a description of the Stock Purchase. The Stock Purchase was conditioned upon, and was effected concurrently with, the consummation on May 15, 1998 of the Company's initial public offering of Common Stock (the "IPO").

            Concurrently with their execution of the Stock Purchase Agreement, the Company and NTT entered into an Investment Agreement dated as of April 7, 1998 (the "Investment Agreement"). Effective as of April 28, 1998, NTT assigned to NTTR substantially all of its rights and obligations under the Investment Agreement. Pursuant to the Investment Agreement, NTT has guaranteed the performance of NTTR under the Investment Agreement.

            Concurrently with the execution of the Stock Purchase Agreement and the Investment Agreement, the Company and NTTA entered into an Outside Service Provider Agreement dated as of April 7, 1998 (the "OSP Agreement"). The OSP Agreement became effective upon consummation of the Stock Purchase. The OSP Agreement provides for certain commercial arrangements involving telecommunications services between the Company and NTTA and certain affiliated companies of NTTA.

            Pursuant to the Investment Agreement, neither NTT, as Purchaser under the Investment Agreement (the "Purchaser"), nor the Purchaser's Affiliates may acquire any additional securities of the Company in any manner prior to the date which is six months following the Closing Date (May 15, 1998). The Investment Agreement provides that, from and after the date which is six months following the Closing Date, the Purchaser or its Affiliates may acquire Voting Securities of the Company through open market and privately negotiated purchases or otherwise, if, and only to the extent that, after the acquisition thereof the Purchaser and its Affiliates collectively would own in the aggregate no more than 17.5% (the "Percentage Limitation") of the Diluted Common Stock of the Company. At all times prior to the termination of the Standstill Restrictions described below, the Purchaser is required to give the Company written notice of the intention of the Purchaser or any of its Affiliates to purchase additional Company Securities at least two business days prior to the date the Purchaser or any such Affiliate purchases or agrees to purchase any such securities. Subject to their obligations under the Investment Agreement as described in this Item 4 and in Item 6 hereof, the Reporting Persons may acquire additional shares of Common Stock in the market, in privately negotiated transactions or otherwise.

            The Reporting Persons have no current plans to dispose of the Shares. However, subject to their obligations under the Investment Agreement and the Lock-up Agreement described in Item 6 hereof, the Reporting Persons in the future may dispose of the Shares or other shares of Common Stock in the market, in privately negotiated transactions or otherwise.

            Pursuant to the Investment Agreement, the Company is obligated promptly after the Closing Date to appoint to the Company's Board of Directors (the "Company Board") an individual designated by the Purchaser
(the "Purchaser Board Designee"), who will have an initial term on the Company Board ending at the third annual stockholder meeting of the Company following the Closing Date. The Purchaser waived the appointment of the Purchaser Board Designee as a condition of the consummation of the Stock Purchase subject to the Company's undertaking to cause such appointment after the Closing Date promptly upon notification by the Purchaser of the individual designated by it to serve as the Purchaser Board Designee. The Purchaser Board Designee will be entitled to serve as a member of the Company Board through the expiration of such initial term so long as the Purchaser and its Affiliates collectively own beneficially either (i) at least 50% of the aggregate Company Securities purchased by the Purchaser at the time of the IPO pursuant to the Stock Purchase Agreement (adjusted as appropriate for any subsequent stock split or reverse stock split or other similar action) or (ii) at least 5% of the Diluted Common Stock of the Company (the amount in clause (i) or (ii) above, the "Ownership Threshold"). If at any time during such initial term the Purchaser and its Affiliates collectively cease to own beneficially Company Securities at least equal to the Ownership Threshold, the Purchaser will, upon the request of the Company, be required to cause the Purchaser Board Designee to resign from the Company. Following the expiration of the initial term of the Purchaser Board Designee, until such time as the Purchaser and its Affiliates collectively no longer beneficially own Company Securities at least equal to the Ownership Threshold, the Company will be required to take all corporate action necessary to nominate for election to the Company Board an individual



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appointed by the Purchaser and to recommend to the Company's stockholders such nominee's election to the Company Board.

            The Investment Agreement provides that, until such time as the Purchaser and its Affiliates collectively no longer beneficially own Company Securities at least equal to the Ownership Threshold, (i) the Purchaser also will have the right to appoint an observer who will have observer rights at meetings of the Company Board and, under specified circumstances, an observer who will have observer rights at meetings of the executive committee of the Company Board and (ii) at the request of the Purchaser, under specified circumstances, the Company will cause to be appointed to the executive committee of the Company Board the Purchaser designee appointed to the Company Board or elected to the Company Board in accordance with the provisions described in the immediately preceding paragraph.

            The Investment Agreement provides that, during the period commencing on April 7, 1998 and ending on the fifth anniversary of the Closing Date, except as (a) specifically permitted by the Investment Agreement or (b) specifically requested in writing in advance by the Company upon the approval of the Company Board (without any prior solicitation or request (or other act encouraging the delivery of such a writing) having been made to the Company or the Company Board or otherwise having been publicly made), the Purchaser will not, and will ensure that its Affiliates do not, in any manner, directly or indirectly, take any of the following actions (collectively, the "Standstill Restrictions"): (i) acquire, or offer or agree to acquire, or make any proposal or indicate any interest with respect to the acquisition of, directly or indirectly, by purchase or otherwise, any material amount of the assets or property of, any amounts of the Voting Securities of, or any material amounts of the securities (other than Voting Securities) of the Company or any of its successors or Controlled Affiliates; (ii) solicit proxies or consents or become a "participant" in a "solicitation" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of proxies or consents with respect to any Voting Securities of the Company or any of its successors or Controlled Affiliates, or initiate or become a participant in any stockholder proposal or "election contest" (as such term is defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or any of its successors or Controlled Affiliates or induce others to initiate the same, or otherwise seek to advise or influence any Person with respect to the voting of any Voting Securities of the Company or any of its successors or Controlled Affiliates; (iii) take any action for the purpose of calling a stockholders' meeting of the Company or any of its successors or Controlled Affiliates; (iv) make any proposal or any public announcement relating to, or submit to the Company or any of its directors, officers, representatives, trustees, employees, attorneys, advisors, agents or Affiliates any proposal for, a tender or exchange offer for Voting Securities of the Company or any of its successors or Controlled Affiliates, the acquisition of Voting Securities of the Company that would result in the Purchaser (together with its Affiliates) exceeding the Percentage Limitation or a merger, business combination, sale of assets, liquidation, restructuring, recapitalization or other extraordinary corporate transaction relating to the Company or any of its successors or Controlled Affiliates (other than with respect to joint ventures, licenses, transactions contemplated by the OSP Agreement or other transactions in the ordinary course of business) or take any action that might require the Company or any of its successors or Controlled Affiliates to make any public announcement regarding any of the foregoing; (v) deposit Voting Securities of the Company or any of its successors or Controlled Affiliates held by it into a voting trust or subject any such securities to voting agreements, or grant any proxy with respect to any such securities to any person not designated by the Company; (vi) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) for the purpose of acquiring, holding, voting or disposing of Voting Securities of the Company or any of its successors or Controlled Affiliates or taking any other actions restricted or prohibited under clauses
(i) through (v) above; (vii) disclose to any Person any intention, plan or arrangement inconsistent with the foregoing; (viii) advise, assist or encourage any other Person in connection with any of the foregoing; (ix) enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to, or aid, abet or encourage any action



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prohibited by, any of the foregoing; (x) make (publicly or to the Company or any of its directors, officers, representatives, trustees, employees, attorneys, advisors, agents, Affiliates or security holders, directly or indirectly) any request or proposal to amend, waive or terminate any of the Standstill Restrictions or related provisions or any inquiry or statement relating thereto; or (xi) act, alone or in concert with others, to seek to control or influence in any material respect the management or policies of the Company.

            The Investment Agreement provides that, notwithstanding the Standstill Restrictions, in the event (i) the Company publicly announces or invites any Person other than the Purchaser to make a proposal, or elects to enter into negotiations, with respect to, or (ii) the Company Board adopts a plan or program regarding (whether or not publicly announced) any merger, consolidation or other business combination, liquidation or recapitalization of the Company, or any sale or transfer of all or substantially all of the assets of the Company or any sale or transfer of Voting Securities of the Company that, if consummated, would constitute a Change of Control, then the Purchaser and its Affiliates will be permitted to participate in any such process on terms that are substantially comparable to those made available to any other participant in such process.

            The Investment Agreement provides that the Standstill Restrictions will lapse and have no further force or effect (i) in the event of any agreement between the Company and any other Person or group pursuant to which, if consummated, a Change of Control would occur (any such event being an "Acquisition Event") or (ii) in the event any Person or group shall commence a tender offer or exchange offer which, if successful, would result in a Change of Control (a "Third Party Offer"), and the bidder has financing or financial commitments from responsible financial institutions sufficient to finance the cash portion of such Third Party Offer, provided that in the event that the transactions contemplated in connection with the Acquisition Event are not completed or the Third Party Offer is not completed, all Standstill Restrictions will be reinstated upon two business days' written notice to the Purchaser and will remain effective until subsequently terminated pursuant to the Investment Agreement. The Purchaser and its Affiliates will be entitled to retain any Company Securities purchased by them following such termination but prior to such reinstatement, provided that such Company Securities and all subsequent acquisitions of Company Securities by the Purchaser or any of its Affiliates will be subject to all of the provisions of the Investment Agreement.

            Pursuant to the Investment Agreement, the Purchaser may not, and is required to ensure that its Affiliates do not, Transfer any Company Securities while there is pending, or otherwise Transfer any Company Securities in contemplation of, any Acquisition Proposal, unless such Acquisition Proposal has been recommended publicly by the Company Board to all Company stockholders, provided that if the Company Board has not publicly recommended against such Acquisition Proposal within three months of the later of (i) the initial public announcement thereof by the acquiror or (ii) the formal presentation of such Acquisition Proposal to the Company Board, then such restrictions will lapse and have no further force or effect, provided, further, that in the event such Acquisition Proposal is not completed, all such restrictions will be reinstated upon two business days' written notice to the Purchaser and will remain effective until subsequently terminated pursuant to the Investment Agreement.

            The Investment Agreement provides that at all times prior to the termination or lapsing of the Standstill Restrictions, the Purchaser will take all action as may be required so that all Voting Securities of the Company owned by the Purchaser and its Affiliates are voted (i) with respect to elections of members of the Board of Directors, for the Company Board's nominees to the Company Board, and (ii) with respect to all other matters to be voted on by stockholders, either (A) in accordance with the recommendations of the Company Board, or (B) for or against any such matter in the same proportion as the shares owned by all other stockholders (excluding the Purchaser and each of its Affiliates that is a stockholder of the Company) are voted with respect to such matters. The Purchaser and all Affiliates of the Purchaser owning Voting Securities of the Company are



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required to be present, in person or by proxy, at all meetings of the stockholders of the Company so that all such securities owned by the Purchaser and any such Affiliate may be counted for the purposes of determining the presence of a quorum at such meetings.

            Other than as described above, neither Reporting Person has any plans or proposals which relate to, or may result in, any of the matters listed in Items (a) - (j) of Schedule 13D.

            The foregoing description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by reference. Capitalized terms used in such description and not defined herein have the definitions given to such terms in the Investment Agreement.

Item 5.     Interest in Securities of the Issuer

            (a) As of the close of business on May 15, 1998, the Reporting Persons beneficially owned 4,493,877 shares of Common Stock. Based on information set forth in the Company's final prospectus dated May 11, 1998 with respect to the IPO, such 4,493,877 shares of Common Stock represented approximately 14.0% of the total number of shares of Common Stock outstanding on May 15, 1998 immediately after the consummation of the IPO. Because such percentage of beneficial ownership is based on outstanding (not fully diluted) shares of Common Stock, such percentage is higher than the maximum percentage (12.5%) of fully diluted shares the Purchaser was permitted to acquire in the Stock Purchase pursuant to the Stock Purchase Agreement.

            (b) The Reporting Persons share the power to vote or direct the vote and to dispose or direct the disposition of the 4,493,877 shares of Common Stock beneficially owned by them. However, by virtue of its ownership of all of the outstanding capital stock of NTTR through its wholly owned subsidiary NTTA, NTT has the power to cause NTTR to vote, and to dispose or direct the disposition of, such shares of Common Stock at the times and in the manner determined by NTT.

            (c) Except as described above in Item 3 hereof and in this Item 5, neither of the Reporting Persons, nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has effected any transaction in shares of Common Stock during the past 60 days.

            (d)   None.

            (e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer

INVESTMENT AGREEMENT

            Reference is made hereby to Item 3 hereof which is incorporated by reference in this Item 6.

            The Investment Agreement provides that, subject to specified exceptions, neither the Purchaser nor any of its Affiliates may, directly or indirectly, sell, pledge or otherwise dispose of (any such action, a "Transfer") any Company Securities (except to the Purchaser or any Affiliate of the Purchaser) without first offering to sell all such Company Securities to the Company pursuant to a right of first offer or, in the case of a Significant Transfer, a right of first refusal. A Significant Transfer is a proposed Transfer of the Company Securities to (i) any of up to 15 Persons that are, or that the Company reasonably believes are likely to become, competitors of the Company in the business of providing access to the Internet for business customers in the United States, as identified in a list that may be updated or revised by the Company no more than semi-annually upon notice to the Purchaser, or (ii) any Person that following such Transfer would (alone or collectively with all Affiliates of such Person) beneficially own more than 10% of the outstanding Common Stock. The parties' obligations with respect to such rights of first offer and first refusal are subject to compliance



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


with notice and closing requirements and other conditions, some of which vary with the Market Price of Company Securities subject to the proposed
Transfer. Each transferee of the Company Securities is required to agree to be bound by the same transfer restrictions as the Purchaser and its Affiliates if such transferee's beneficial ownership of Company Securities following a Transfer exceeds 7.5% of the Diluted Common Stock of the Company. The Company's rights of first offer and first refusal do not apply to any Transfer of Company Securities in a Public Distribution, in a transaction pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), in certain other transactions effected on a nationally recognized securities exchange or the Nasdaq Stock Market, in an Acquisition Transaction or in connection with a pledge that satisfies specified requirements.

            The Investment Agreement provides that, in the case of the IPO and, if requested by any underwriter of the Common Stock, in the case of any other offering of securities of the Company registered under the Securities Act, the Purchaser will not, and will ensure that its Affiliates do not, directly or indirectly, sell, offer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant or right to purchase, or otherwise dispose of or transfer, or enter into any swap or other agreement or any arrangement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership in, any Company Securities held by it or them, during the period following the effective date of a registration statement of the Company filed under the Securities Act equal to (i) in the case of the IPO, six months, or (ii) in the case of any other offering of securities of the Company registered under the Securities Act, 90 days, except in either case for Company Securities included in such registration and provided that, if directors and officers of the Company holding Common Stock generally are subject to holdback restrictions of shorter duration, such shorter periods will apply to the Purchaser and its Affiliates.

            Under the Investment Agreement, the Purchaser is entitled to demand registration by the Company (a "Demand Registration") of the Shares and all other Company Securities acquired by the Purchaser or any of its Affiliates, together with any securities issued or issuable by the Company in respect of any such securities by way of a distribution or split or in connection with certain other specified types of transactions (collectively, the "NTT Registrable Securities"), at any time after the first anniversary of the IPO closing date (subject to a maximum of three Demand Registrations in total).
Such demand is required to be made (i) by holders of a majority of the outstanding NTT Registrable Securities with respect to at least 25% of the NTT Registrable Securities purchased by the Purchaser pursuant to the Stock
Purchase Agreement or (ii) with respect to NTT Registrable Securities the anticipated aggregate offering price of which, net of underwriting discounts and commissions, is at least $25 million or (ii) if the Company is then eligible to file a registration statement on Form S-3 under the Securities Act, by any holder or holders of NTT Registrable Securities with respect to NTT Registrable Securities with an anticipated aggregate offering price, net of underwriting discounts and commissions, in excess of $15 million. Upon such request, the Company is required to use its reasonable best efforts to register under the Securities Act, subject to certain holdback periods, NTT Registrable Securities held by the requesting holders and any other permitted holders who desire to sell Common Stock pursuant to such Demand Registration. In addition, the Investment Agreement provides that, after the first anniversary of the IPO closing date and subject to certain limitations, holders of NTT Registrable Securities may participate in any registration of Common Stock by the Company under the Securities Act (other than on Form S-4 or S-8 under the Securities Act or in a registration in which the only Common Stock being registered is Common Stock issuable upon the conversion of other securities) (each, a "Piggyback Registration"). The Company is required to pay all registration expenses (other than underwriting discounts and commissions, transfer and documentary stamp taxes, if any, and fees and disbursements of counsel of the holders, other than the fees and disbursements of a single such counsel, which will be paid by the Company) with respect to all registered Demand Registrations and Piggyback Registrations. Under the Investment Agreement, the Company is required to indemnify the selling stockholders and other specified persons, and the selling stockholders are required to indemnify the Company and other specified persons, against certain liabilities, including liabilities under the Securities Act, in respect of any registration statement covered by the Investment Agreement.

            The Purchaser is permitted under the Investment Agreement to assign its registration rights thereunder (but only with all related obligations) to any permitted transferee to which it transfers no less than 20% of the NTT Registrable Securities purchased by the Purchaser or any of its Affiliates pursuant to the Stock Purchase Agreement or as permitted by the Investment Agreement (determined on an as-converted basis), subject to specified restrictions of the Investment Agreement. Securities will no longer be considered NTT Registrable Securities when (i) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of under such registration statement, (ii) such securities shall have been transferred pursuant to Rule 144, (iii) such securities shall have been otherwise transferred or disposed of, and new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company, and subsequent transfer or disposition of such securities shall not require registration or qualification under the Securities Act or any similar state law then in force or (iv) such securities shall have ceased to be outstanding. In addition, the right of any holder of NTT Registrable Securities to exercise the foregoing registration rights will terminate at such time as all NTT Registrable Securities held or entitled to be held upon conversion by such holder may immediately be sold during any 90-day period pursuant to Rule 144 under the Securities Act or any similar rule or regulation.

            The foregoing description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by reference. Capitalized terms used in such description and not defined herein have the definitions given to such terms in the Investment Agreement.

LOCK-UP AGREEMENT

            In connection with the IPO, NTTR executed a letter agreement dated May 15, 1998 (the "Lock-up Agreement") whereby NTTR agreed that, without the prior written consent of Smith Barney Inc., for a period of six months from the date of the underwriting agreement relating to the IPO, it would not, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, warrant or right to purchase, or otherwise dispose of or transfer any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, whether owned on May 15, 1998 or thereafter acquired by NTTR or with respect to which NTTR has on May 15, 1998 or thereafter acquires the power of disposition, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of Common Stock, whether any such swap transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise. The provisions of the Lock-up Agreement will not prohibit or restrict NTTR or any affiliate of the NTTR from selling or otherwise transferring any shares of Common Stock to any affiliate of NTTR, provided that each such affiliate of NTTR acquiring shares of Common Stock executes a lock-up agreement in the form of the Lock-up Agreement concurrently with the consummation of any such sale or transfer to such affiliate. For purposes of the Lock-up Agreement, an affiliate of NTTR means NTTR and each direct or indirect wholly owned subsidiary of NTT.

            The foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the Lock-up Agreement, which is filed herewith as Exhibit 3 and is incorporated herein by reference.

            Except as described in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1  -  Stock Purchase and Master Strategic Relationship
                          Agreement dated as of April 7, 1998 between Verio Inc. and Nippon Telegraph and Telephone Corporation.

            Exhibit 2  -  Investment Agreement dated as of April 7, 1998 between Verio Inc. and Nippon Telegraph and Telephone Corporation.*.

            Exhibit 3 -   Lock-up Agreement dated May 15, 1998 between NTT
                          Rocky, Inc. and Smith Barney Inc., Credit Suisse
                          First Boston and  Donaldson, Lufkin & Jenrette
                          Securities Corporation.


--------------------------------

* Portions of Exhibit 2 have been omitted pursuant to requests for confidential treatment made to the Securities and Exchange Commission by the Company and the Reporting Persons.




Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in the Schedule 13D is true, complete and correct.


                                    NTT ROCKY, INC.



                                    By: /s/ KEISUKE NAKASAKI
                                       -----------------------------------
                                       Name:  Keisuke Nakasaki
                                       Title: President


                                    NIPPON TELEGRAPH AND TELEPHONE
                                      CORPORATION



                                    By: /s/ TATSUO KAWASAKI
                                       -----------------------------------
                                       Name:  Tatsuo Kawasaki
                                       Title: Vice President

Dated:  May 22, 1998

                                                                    SCHEDULE A

                     Directors and Executive Officers of
                  Nippon Telegraph and Telephone Corporation

            The name, present principal occupation or employment, and business address of each of the directors and executive officers (or their Japanese equivalents) of Nippon Telegraph and Telephone Corporation ("NTT") is set forth below. Unless otherwise indicated below an individual's name, each individual listed below has a business address of 19-2 Nishi-Shinjuku 3-chome, Shinjuku-ku, Tokyo 163-8019, Japan. Each individual listed below is a citizen of Japan.

Name                                 Principal Occupation

Shigeo Sawada                        Chairman and Representative Director of
                                     NTT

Jun-ichiro Miyazu                    President and Representative Director of
                                     NTT

Hidekazu Inoue                       Senior Executive Vice President and
                                     Representative Director of NTT

Toshiharu Aoki                       Senior Executive Vice President and
                                     Representative Director of NTT

Kazuo Asada                          Senior Executive Vice President and
3-15 Babu-cho                        Representative Director of NTT
Chuo-ku
Osaka-shi, 540-8511
Japan

Toshio Hayata                        Executive Vice President and Managing
                                     Director of NTT

Shigeru Ikeda                        Executive Vice President and Managing
                                     Director of NTT

Shuichi Kizuka                       Executive Vice President and Managing
                                     Director of NTT

Masanobu Suzuki                      Executive Vice President and Managing
                                     Director of NTT

Yuji Matsuo                          Executive Vice President and Managing
3-1 Sakura-machi                     Director of NTT
Kumamoto-shi
Kumamoto 860-8519
Japan

Hiroshi Ishihara                     Executive Vice President and Managing
3-1 Otemachi                         Director of NTT
2-chome
Chiyoda-ku
Tokyo 100-0004
Japan

Toshiyuki Mineshima                  Executive Vice President and Managing
                                     Director of NTT

Norio Wada                           Executive Vice President and Managing
                                     Director of NTT

Hitoshi Tajima                       Executive Vice President and Managing
                                     Director of NTT

Hiroshi Ishikawa                     Executive Vice President and Managing
                                     Director of NTT

Shoichi Makino                       Senior Vice President and Director of NTT

Hirofumi Shimada                     Senior Vice President and Director of NTT
1137-5, Nitta-cho
Nagano-shi
Nagano 380-8519
Japan

Masahiro Shibao                      Senior Vice President and Director of NTT
9-60, Osu 4-chome
Naka-ku
Nagoya-shi
Aichi 460-8319
Japan

Ryuji Nunotani                       Senior Vice President and Director of NTT

Tadayuki Arai                        Senior Vice President and Director of NTT

Kiyoshi Mita                         Senior Vice President and Director of NTT

Tatsuo Izawa                         Senior Vice President and Director of NTT

Yoshinori Uda                        Senior Vice President and Director of NTT
9-1, Konan 1-chome
Minato-ku
Tokyo 108-8019
Japan

Seiji Takashima                      Senior Vice President and Director of NTT
2-1, Gohashi
3-chome
Wakabayashi-ku
Sendai-miyagi 984-8519
Japan

Satoshi Miura                        Senior Vice President and Director of NTT

Michio Takeuchi                      Senior Vice President and Director of NTT

Michitomo Ueno                       Senior Vice President and Director of NTT

Toshiaki Fukui                       Senior Vice President and Director of NTT
6-77, Motoi-machi
Naka-ku
Hiroshima-shi
Hiroshima 730-0011
Japan

Katsuya Okimi                        Senior Vice President and Director of NTT

Kunihiro Kato                        Senior Vice President and Director of NTT

Shinichi Aizawa                      Senior Vice President and Director of NTT

Masaaki Kasahara                     Senior Vice President and Director of NTT

Kanji Koide                          Senior Vice President and Director of NTT

Yoshiyuki Sukemune                   Senior Vice President and Director of NTT

Ryuzo Sejima                         Counselor to the President of NTT

Masashi Kokima                       Chief Executive Counselor of NTT

              Directors and Executive Officers of NTT America, Inc.

            The name and present principal occupation or employment of each of the directors and executive officers of NTT America, Inc. ("NTTA") is set forth below. Unless otherwise indicated, each individual listed below has a business address of 101 Park Avenue, 41st Floor, New York, NY 10178 and is a citizen of Japan.

Directors                            Principal Occupation

Keisuke Nakasaki                     President and CEO of NTTA

Akihiko Okada                        Vice President and Secretary of NTTA

Mitsuo Murakami                      Vice President of NTTA

Tatsuo Kawasaki                      Vice President, Global Communications
19-2 Nishi-Shinjuku                  Business Project of NTT
3-chome
Shinjuku-ku
Tokyo 163-8019
Japan

Executive Officers (who are not Directors)

Fred Schweizer                       Vice President and General Manager of
U.S. citizen                         Business Communications Group

Takeshi Yamaguchi                    Treasurer

Directors and Executive Officers of NTT Rocky, Inc.

            The name and present principal occupation or employment of each of the directors and executive officers of NTT Rocky, Inc. is set forth below. Each individual listed below has a business address of 101 Park Avenue, 41st Floor, New York, NY 10178 and is a citizen of Japan.

Directors/Officers                                 Principal Occupation

Keisuke Nakasaki                                   See above
Director, Chairman and President

Takeshi Yamaguchi                                  See above
Director, Vice President, Treasurer and
    Assistant Secretary

Hajime Kii                                         Director, Corporate Affairs of NTTA
Director, Vice President, Secretary and
    Assistant Treasurer